Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE

July 27, 2017

MDA announces results from 2017 shareholder meeting

MDA Shareholders Vote to Approve Issuance of Common Shares Pursuant to

DigitalGlobe Acquisition

Vancouver, BC – MacDonald, Dettwiler and Associates Ltd. (“MDA” or the “Company”) (TSX:MDA), a global communications and information company, today announced its shareholders have voted to approve the issuance of MDA Common Shares in connection with the Company’s pending acquisition of DigitalGlobe, Inc. (“DigitalGlobe”) (NYSE: DGI), with the voting results from its annual and special meeting held on July 27, 2017 in Vancouver, British Columbia. DigitalGlobe also announced today its shareowners voted to approve the acquisition at a special meeting of DigitalGlobe shareowners.

“We are pleased our shareholders support the strategic addition of DigitalGlobe to our portfolio for the future of our combined space systems, imaging and analytics company,” said Howard L. Lance, president and chief executive officer of MDA. “As previously announced, the transaction is expected to close in or shortly after the third quarter of 2017, subject to approval from the Committee on Foreign Investment in the United States (“CFIUS”) and other customary approvals.”

A total of 30,243,847 Common Shares representing approximately 83% of the Company’s issued and outstanding Common Shares were voted in connection with the meeting. Shareholders voted in favor of all items of business put forth at the meeting, including:

•	Appointment of KPMG LLP as auditors of the Company.

•	Acceptance of the non-binding advisory resolution on executive compensation.

•	Approval of the 2017 Long-term Incentive Plan and the reservation of common shares for issuance thereunder.

•	Approval of the Omnibus Equity Incentive Plan and the reservation of common shares for issuance thereunder.

•	Approval of the issuance of common shares pursuant to the agreement and plan of merger dated as of February 24, 2017 by and among MDA, SSL MDA Holdings, Inc., Merlin Merger Sub, Inc. and DigitalGlobe.

The election of all director nominees as follows:

DIRECTOR	VOTES IN FAVOUR		WITHHELD
Robert L. Phillips	29,745,099	98.61%	418,933	1.39%
Howard L. Lance	30,083,451	99.73%	80,581	0.27%
Brian G. Kenning	30,021,130	99.53%	142,902	0.47%
Dennis H. Chookaszian	29,986,902	99.41%	177,130	0.59%
Eric J. Zahler	29,210,214	96.84%	953,818	3.16%
Lori B. Garver	29,266,188	97.02%	897,844	2.98%
Joanne O. Isham	30,112,839	99.83%	51,193	0.17%
C. Robert Kehler	30,109,572	99.82%	54,460	0.18%

In addition, shareholders approved the election of DigitalGlobe designees as directors as follows:

DIRECTOR	VOTES IN FAVOUR		WITHHELD
Howell M. Estes III	30,085,774	99.74%	78,258	0.26%
L. Roger Mason Jr.	30,083,966	99.73%	80,066	0.27%
Nick S. Cyprus	30,083,487	99.73%	80,545	0.27%

Full voting results on all matters voted on at the meeting will be filed under MDA’s profile at www.sedar.com.

About MDA

MDA is a global communications and information company providing operational solutions to commercial and government organizations worldwide.

MDA’s business is focused on markets and customers with strong repeat business potential, primarily in the Communications sector and the Surveillance and Intelligence sector. In addition, the Company conducts a significant amount of advanced technology development.

MDA’s established global customer base is served by more than 4,800 employees operating from 15 locations in the United States, Canada, and internationally.

The Company’s common shares trade on the Toronto Stock Exchange under the symbol “MDA.”

Related Websites

www.mdacorporation.com

Forward-Looking Statements

This release contains forward-looking statements and information, which reflect the current view of MacDonald, Dettwiler and Associates Ltd. (“MDA” or the “Company”) with respect to future events and financial performance. The forward-looking statements in this regard include statements regarding MDA receiving regulatory approvals for the pending acquisition of DigitalGlobe, Inc. Any such forward-

looking statements are based on MDA’s current expectations, estimates, projections, and assumptions in light of its experience and its perception of historical trends. Any such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from current expectations. MDA cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. The risks that could cause actual results to differ from current expectations include, but are not limited to: the receipt, in a timely manner, of regulatory, stock exchange, and other third party approvals in respect of the transaction and the ability of MDA and DigitalGlobe, Inc. to satisfy all conditions for the completion of the transaction. Although management of MDA believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because MDA can give no assurance that they will prove to be correct.

For additional information with respect to certain of these risks or factors, plus additional risks or factors, reference should be made to the Company’s continuous disclosure materials filed from time to time with Canadian securities regulatory authorities, which are available online under the Company’s profile at www.sedar.com or on the Company’s website at www.mdacorporation.com.

The Toronto Stock Exchange has neither approved nor disapproved the form or content of this release.

Contact

Wendy Keyzer  |  MDA Media Contact  |  1-604-231-2743  |  wendy@mdacorporation.com

Marissa Poratto  |  MDA Investor Relations  |  1-604-331-2044  |  mporatto@mdalimited.ca